Exhibit 99.4
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Baytex Energy Corp. ("Baytex") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the Information Circular, shareholders receive this notice explaining how to access such materials electronically. This is more environmentally friendly as it reduces paper use and the cost to shareholders of printing and mailing.
MEETING DATE AND LOCATION

WHEN:	Wednesday, June 1, 2016 at 3:00 p.m. (Calgary time)

WHERE:	Bow Glacier Room
Centennial Place
3rd Floor, West Tower
250 - 5th Street S.W.
Calgary, Alberta

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS

Election of Directors: Shareholders will be asked to elect nine directors for the ensuing year. Information respecting the election of directors can be found in the Information Circular under "Election of Directors".
Appointment of Auditors: Shareholders will be asked to re-appoint Deloitte LLP as Baytex's auditors for the ensuing year, and authorize Baytex's directors to fix their remuneration. Information respecting the appointment of Deloitte LLP can be found in the Information Circular under "Appointment of Auditors".
Say on Pay: Shareholders will be asked to approve a non-binding advisory resolution regarding Baytex's approach to executive compensation, which is more fully described in the Information Circular under "Advisory Vote on Executive Compensation".
Approval of Unallocated Share Awards: Shareholders will be asked to approve common shares issuable pursuant to unallocated awards under our Share Award Incentive Plan for a further three year term. Information respecting this approval can be found in the Information Circular under "Approval of Unallocated Share Awards under the Share Award Incentive Plan".
Amendment of the Share Award Incentive Plan: Shareholders will be asked to approve certain amendments to the Share Award Incentive Plan. Information respecting this approval can be found in the Information Circular under "Amendment of Share Award Incentive Plan".
Reduction of Stated Capital: Shareholders will be asked to approve a reduction of the stated capital account of our common shares by $3.964 billion. Information respecting this approval can be found in the Information Circular under "Reduction of Stated Capital".
Other Business: Shareholders may be asked to consider other items of business that are properly brought before the meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the Information Circular under "Other Matters".
SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online at www.sedar.com or at the following internet address:
http://www.baytexenergy.com/investor/annual-general-meeting.cfm
HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

•	Calling 1-800-524-5521; or

•	Sending an email to investor@baytexenergy.com

Requests should be received at least ten (10) business days in advance of the proxy deposit date set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

Baytex has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.
VOTING
Beneficial shareholders, those shareholders whose shares are registered in the name of another person (usually in the name of a broker or the broker’s agent), are asked to return their proxies using one of the following methods at least one (1) business day in advance of the proxy deposit date and time set out in the accompanying voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English)
1-800-474-7501 (French)

MAIL:	Data Processing Centre PO Box 2800 Stn LCD Malton
Mississauga ON L5T 2T7

Registered shareholders, those shareholders whose shares are registered in their own name, are asked to return their proxies using one of the following methods at least one (1) business day in advance of the proxy deposit date and time set out in the accompanying proxy form:

INTERNET:	www.investorvote.com

FACSIMILE:	416-263-9524

MAIL:	Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto ON M5J 2Y1
Attention: Proxy Department

Please Note: You cannot use this notice to vote. If you request a paper copy of the meeting materials, you will not receive a new voting instruction form or proxy form, so you should retain the voting instruction form or proxy form accompanying this notice in order to vote.
Shareholders with questions about notice and access can call toll free at 1-866-964-0492.